SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.20549

                                   FORM 6-K

                        Report of Foreign Private Issuer
                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



                                  25th May 2007


                              LLOYDS TSB GROUP plc
                (Translation of registrant's name into English)


                              5th Floor
                              25 Gresham Street
                              London
                              EC2V 7HN
                              United Kingdom


                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X..Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________



                                  Index to Exhibits

Item

No. 1 Regulatory News Service Announcement, dated 25th May 2007 re: Director/PDMR Shareholding




NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).


(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.



Please complete all relevant boxes in block capital letters.



1. Name of the issuer
LLOYDS TSB GROUP plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)
NOTIFICATION RELATES TO (i)

3. Name of person discharging managerial responsibilities/director ANGELA SUSAN RISLEY

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person
N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest
N/A

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares
ORDINARY SHARES OF 25p EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them
-

8 State the nature of the transaction
N/A

9. Number of shares, debentures or financial instruments relating to shares acquired
N/A

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
N/A

11. Number of shares, debentures or financial instruments relating to shares disposed
N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
N/A

13. Price per share or value of transaction
N/A

14. Date and place of transaction

THE TRANSACTIONS TOOK PLACE ON 23RD MAY, 2007 IN THE UK AND THE SHARES ARE LISTED ON THE LONDON STOCK EXCHANGE.

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)
-


PERCENTAGE HOLDING IS MINIMAL



16. Date issuer informed of transaction
 24TH MAY, 2007 - THE DATE ON WHICH THE DEEDS OF GRANT WERE EXECUTED



If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes



17 Date of grant
23RD MAY, 2007

18. Period during which or date on which it can be exercised
SEE SECTION 20.

19. Total amount paid (if any) for grant of the option
NIL

20. Description of shares or debentures involved (class and number) ORDINARY SHARES OF 25p EACH - 23,666 - EXERCISABLE 24TH MAY, 2008 TO 23RD NOVEMBER, 2008 OR EARLIER IN CERTAIN EXCEPTIONAL CIRCUMSTANCES

ORDINARY SHARES OF 25p EACH - 23,666 - EXERCISABLE 24TH MAY, 2009 TO 23RD NOVEMBER, 2009 OR EARLIER IN CERTAIN EXCEPTIONAL CIRCUMSTANCES





21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
NIL

22. Total number of shares or debentures over which options held following notification
47,332

23. Any additional information

THE OPTIONS WERE GRANTED TO MRS RISLEY UNDER THE LLOYDS TSB GROUP EXECUTIVE SHARE PLAN 2003 TO FACILITATE HER RECRUITMENT. THE OPTIONS DO NOT CONSTITUTE EXECUTIVE SHARE OPTIONS OF THE KIND MENTIONED IN PARAGRAPH B.1.2 OF THE COMBINED CODE ON CORPORATE GOVERNANCE.

24. Name of contact and telephone number for queries
MR. M.R. HATCHER, DEPUTY SECRETARY                                 020 7356 2108



Name and signature of duly authorised officer of issuer responsible for making notification
MR. M.R. HATCHER, DEPUTY SECRETARY


Date of notification    25TH MAY, 2007




                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              LLOYDS TSB GROUP plc
                                  (Registrant)



                                    By:       M D Oliver

                                    Name:     M D Oliver

                                    Title:    Director of Investor Relations



Date:     25th May 2007